December 13, 2013

Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:                             AMC Entertainment Holdings, Inc.

Filed on Form S-1
Registration No. 333-190904

Ladies and Gentlemen:

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to December 17, 2013 at 4:00 p.m. New York City time or as soon thereafter as practicable.

We hereby advise that between December 2, 2013 and the date hereof the number of preliminary prospectuses, dated December 2, 2013, which were furnished to 12 prospective underwriters and distributed to underwriters, institutional investors, prospective dealers, individuals and others, was approximately 12,194.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

As Representatives of the
Prospective Underwriters

[Signature Pages Attached]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Russell Chong
Name: Russell Chong
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michele A.H. Allong
	Name:	Michele A.H. Allong
	Title:	Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]